                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*

                               A.M. CASTLE & CO.
                              -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  148411 10 1
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 148411 10 1                   13G               Page 2 of 7 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The First National Bank of Chicago  36-0899825
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              1,225,554 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 1,225,554 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            1,225,554 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            16.84%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            BK

- ------------------------------------------------------------------------------

  CUSIP No. 148411 10 1                   13G               Page 3 of 6 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The First Chicago Corporation  36-2669970
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Itam 4.

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC

- ------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
           --------------

           A.M. Castle & Co. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           3400 North Wolf Road
           Franklin Park, Illinois 60131

Item 2(a). Name of Person Filing:
           ---------------------

           First Chicago Corporation ("FCC") is filing this statement on behalf of itself and its wholly-owned subsidiary, The First National Bank of Chicago ("FNBC"). Exhibit A attached hereto contains the agreement of FCC and FNBC to file a joint disclosure statement on Schedule 13G.

Item 2(b). Address of Principal Business Office:
           ------------------------------------

           For FCC and FNBC:
           One First National Plaza
           Chicago, Illinois 60670

Item 2(c). Citizenship:
           -----------

           FNBC is a national banking association organized under the laws of the United States. FCC is a corporation organized under the laws of Delaware.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock (the "Common")

Item 2(e). CUSIP Number
           ------------

           148 411 10 1

Item 3.    Type of Person Filing:
           ---------------------

           (b)  FNBC is a Bank as defined in section 3(a)(6) of the Act.
           (g) FCC is a Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G).

Item 4.    Ownership:
           ---------

           (a)-(b) FCC may be deemed to own shares of Common solely through its ownership of FNBC and American National Bank and Trust Company of Chicago ("ANB"). FNBC holds solely in a fiduciary capacity 1,225,554 shares of Common Stock of the Company, representing 16.84% of the Company's outstanding Common. Further, FCC may be deemed beneficially to own 27,474 shares of the Company's outstanding Common solely through its ownership of ANB, which holds such shares in a fiduciary capacity. The shares held by ANB represent .38% of the currently outstanding Common. The shares which may be deemed to be beneficially owned by FCC through its ownership of FNBC and ANB aggregate 17.22% of the Common.

         (c) FNBC has shared voting power and sole investment power over the 1,225,554 shares held by it. ANB has sole voting and investment power over the 27,474 shares held by it. See also items five through nine and item 11 on pages two and three hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
- ------------------------------------------------------------------------------

         See Items 2(a) and 3.

Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Disclaimer
- ----------

   First Chicago Corporation expressly declares that the filing of this statement shall not be construed as an admission that First Chicago Corporation, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Signature:
- ---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994

                              THE FIRST NATIONAL BANK OF CHICAGO


                                   /s/ David P. Bolger
                              By:  _______________________
                                  David P. Bolger
                                  Senior Vice President


                              FIRST CHICAGO CORPORATION


                                   /s/ David P. Bolger
                              By:  _______________________
                                  David P. Bolger
                                  Senior Vice President and Treasurer

                                  EXHIBIT A



                                   AGREEMENT
                                   ---------


   The undersigned hereby agree, pursuant to (S)240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Common Stock of A.M. Castle & Co.

Date:  February 11, 1994

                              THE FIRST NATIONAL BANK OF CHICAGO


                                  /s/ David P. Bolger
                              By: ______________________________
                                  David P. Bolger
                                  Senior Vice President


                              FIRST CHICAGO CORPORATION


                                  /s/ David P. Bolger
                              By: ______________________________
                                  David P. Bolger
                                  Senior Vice President and Treasurer